SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A



                    Under the Securities Exchange Act of 1934




                                Microvision, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    594960106
                                 (CUSIP Number)

                                December 31, 2005
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
                              [ ]  Rule 13d-1(b)
                              [X]  Rule 13d-1(c)
                              [ ]  Rule 13d-1(d)






     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following pages
                           (Page 1 of 12 Pages)

                           Exhibit List: Page 12

CUSIP No. 594960106                  13G/A                 Page 2 of 12 Pages

----------------------------------------------------------------------------

     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                   SATELLITE STRATEGIC FINANCE ASSOCIATES, LLC

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                        ANGUILLA
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                        1,099,376
OWNED BY       _____________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                        0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                        1,099,376
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        1,099,376
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                        [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                        4.43%(1)
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                        OO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


_____________________

(1) This percentage represents common stock and warrants held by the Reporting Person. The warrants are convertible to common stock and may be exercised by the Reporting Person if, upon the exercise of such warrants, the number of shares of common stock beneficially owned by the Reporting Person and any of its affiliates does not exceed 4.99% of the outstanding common stock of the issuer.

CUSIP No. 594960106                  13G/A                 Page 3 of 12 Pages

----------------------------------------------------------------------------

     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                   SATELLITE STRATEGIC FINANCE PARTNERS, LTD.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                        CAYMAN ISLANDS
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                        140,139
OWNED BY       _____________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                        0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                        140,139
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        0
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                        [--]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                        0.56%(2)
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                        CO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


_____________________

(2) This percentage represents warrants held by the Reporting Person. The warrants are convertible to common stock and may be exercised by the Reporting Person if, upon the exercise of such warrants, the number of shares of common stock beneficially owned by the Reporting Person and any of its affiliates does not exceed 4.99% of the outstanding common stock of the issuer.

CUSIP No. 594960106                  13G/A                 Page 4 of 12 Pages

----------------------------------------------------------------------------

     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                        SATELLITE ASSET MANAGEMENT, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                        DELAWARE
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                        1,239,515
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                        0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                        1,239,515
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        1,239,515
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES**
                                        [  ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                        4.99%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                        PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 594960106                   13G/A               Page 5 of 12 Pages

----------------------------------------------------------------------------

     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                         SATELLITE FUND MANAGEMENT, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                        DELAWARE
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                        1,239,515
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                        0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                        1,239,515
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        1,239,515
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE
             AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**
                                        [  ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                        4.99%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                        OO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 594960106                  13G/A                 Page 6 of 12 Pages

-----------------------------------------------------------------------------

Item 1(a).     NAME OF ISSUER:

               MICROVISION, INC. (the "Issuer").

Item 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               19910 North Creek Parkway, Bothell, WA  98011-3008

Item 2(a).     NAME OF PERSON FILING:

  This statement is filed by:
  (i)   Satellite Strategic Finance Associates, LLC ("SSFA")
  (ii)  Satellite Strategic Finance Partners, Ltd. ("SSFP")
  (iii) Satellite Asset Management, L.P. ("Satellite Asset Management"); and
  (iv)  Satellite Fund Management LLC ("Satellite Fund Management").

      This statement relates to Shares (as defined herein) held by SSFA and SSFP, over which Satellite Asset Management has discretionary investment trading authority. The general partner of Satellite Asset Management is Satellite Fund Management. Satellite Fund Management has four members that make investment decisions on behalf of SSFA and SSFP. Investment decisions made by such members, when necessary, are made through approval of a majority of such members.

         The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.


Item 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The address of the business office of each of the Reporting Persons is 623 Fifth Avenue, 19th Floor, New York, NY 10022.


Item 2(c).     CITIZENSHIP:

  1) SSFA is an Anguilla limited liability company;

  2) SSFP is a Cayman Islands exempted company;

  3) Satellite Asset Management is a Delaware limited partnership; and

  4) Satellite Fund Management is a Delaware limited liability company.

CUSIP No. 594960106                  13G/A                 Page 7 of 12 Pages

-----------------------------------------------------------------------------

Item 2(d).     TITLE OF CLASS OF SECURITIES:

                Common Stock, $0.001 par value per share (the "Shares")

Item     3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) or 13d-2(b) OR
         (c), CHECK WHETHER THE PERSON FILING IS A:

          (a)  [ ]    Broker or dealer registered under Section 15 of the Act,

          (b)  [ ]    Bank as defined in Section 3(a)(6) of the Act,

          (c)  [ ]    Insurance Company as defined in Section 3(a)(19) of the
                      Act,

          (d)  [ ]    Investment Company registered under Section 8 of the
                      Investment Company Act of 1940,

          (e)  [ ]    Investment Adviser in accordance with Rule 13d-1
                      (b)(1)(ii)(E),

          (f)  [ ]    Employee Benefit Plan or Endowment Fund in accordance
                      with 13d-1 (b)(1)(ii)(F),

          (g)  [ ]    Parent Holding Company or control person in accordance
                      with Rule 13d-1 (b)(1)(ii)(G),

          (h)  [ ]    Savings Association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act,

          (i)  [ ]    Church Plan that is excluded from the definition of an
                      investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j)  [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 13d-1(c), check this box:  [x]


Item 4.   OWNERSHIP.

      The percentages used herein and in the rest of Item 4 are calculated based upon the 24,002,000 shares of Common Stock issued and outstanding as of November 11, 2005, as described in the Issuer's Form 10Q filed on November 11, 2005, in addition to 837,986 shares issued Securities Purchase Agreement dated as of November 30, 2005, as described in the Issuer's Form 10Q/A filed on December 1, 2005.

CUSIP No. 594960106                  13G/A                Page 8 of 12 Pages

----------------------------------------------------------------------------

         Satellite Strategic Finance Associates, LLC
         --------------------------------------------
         (a) Amount beneficially owned: 1,099,376

         (b) Percent of class: 4.43%(3)

         (c) Number of shares as to which the person has:

            (i)       Sole power to vote or direct the vote                 0
            (ii)      Shared power to vote or to direct the vote    1,099,376
            (iii)     Sole power to dispose or to direct the
                      disposition of                                        0
            (iv)      Shared power to dispose or to direct the
                      disposition of                                1,099,376


         Satellite Strategic Finance Partners, Ltd.
         ------------------------------------------
         (a) Amount beneficially owned: 140,139

         (b) Percent of class: 0.56%(4)

         (c) Number of shares as to which the person has:

            (i)       Sole power to vote or direct the vote                 0
            (ii)      Shared power to vote or to direct the vote      140,139
            (iii)     Sole power to dispose or to direct the
                      disposition of                                        0
            (iv)      Shared power to dispose or to direct the
                      disposition of                                  140,139


         Satellite Asset Management, L.P.
         ---------------------------------
         (a) Amount beneficially owned: 1,239,515

         (b) Percent of class: 4.99%

         (c) Number of shares as to which the person has:

            (i)       Sole power to vote or direct the vote                 0
            (ii)      Shared power to vote or to direct the vote    1,239,515
            (iii)     Sole power to dispose or to direct the
                      disposition of                                        0
            (iv)      Shared power to dispose or to direct the
                      disposition of                                1,239,515



------------------

(3) This percentage represents common stock and warrants held by the Reporting Person. The warrants are convertible to common stock and may be exercised by the Reporting Person if, upon the exercise of such warrants, the number of shares of common stock beneficially owned by the Reporting Person and any of its affiliates does not exceed 4.99% of the outstanding common stock of the issuer.

(4) This percentage represents warrants held by the Reporting Person. The warrants are convertible to common stock and may be exercised by the Reporting Person if, upon the exercise of such warrants, the number of shares of common stock beneficially owned by the Reporting Person and any of its affiliates does not exceed 4.99% of the outstanding common stock of the issuer.

CUSIP No. 594960106                  13G/A                Page 9 of 12 Pages
----------------------------------------------------------------------------

         Satellite Fund Management, LLC
         --------------------------
         (a) Amount beneficially owned: 1,239,515

         (b) Percent of class: 4.99%

         (c) Number of shares as to which the person has:

            (i)       Sole power to vote or direct the vote                 0
            (ii)      Shared power to vote or to direct the vote    1,239,515
            (iii)     Sole power to dispose or to direct the
                      disposition of                                        0
            (iv)      Shared power to dispose or to direct the
                      disposition of                                1,239,515


            Satellite Asset Management and Satellite Fund Management expressly declare that this filing shall not be construed as an admission that each is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN 5% OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING [X]

Item 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            This Item 6 is not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
            HOLDING COMPANY.

            This Item 7 is not applicable.


Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            This Item 8 is not applicable.

Item 9.     NOTICE OF DISSOLUTION OF GROUP.

            This Item 9 is not applicable.

CUSIP No. 594960106                  13G/A                Page 10 of 12 Pages

-----------------------------------------------------------------------------

Item 10.    CERTIFICATION.

             Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 594960106                  13G/A                Page 11 of 12 Pages

-----------------------------------------------------------------------------

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  February 14, 2006         SATELLITE STRATEGIC FINANCE ASSOCIATES,
                                          LLC

                                   By:  Satellite Asset Management L.P.,
                                        as Investment Manager

                                   By:  /s/ Simon Raykher
                                       ------------------------
                                       Name:  Simon Raykher
                                       Title: General Counsel


DATED:  February 14, 2006         SATELLITE STRATEGIC FINANCE PARTNERS, LTD.

                                   By:  Satellite Asset Management L.P.,
                                        as Investment Manager

                                   By: /s/ Simon Raykher
                                       ------------------------
                                       Name:  Simon Raykher
                                       Title: General Counsel


DATED:  February 14, 2006          SATELLITE ASSET MANAGEMENT, L.P.


                                    By:  /s/ Simon Raykher
                                         ------------------------
                                         Name:  Simon Raykher
                                         Title: General Counsel


DATED:  February 14, 2006          SATELLITE FUND MANAGEMENT LLC

                                    By:  /s/ Simon Raykher
                                         ------------------------
                                         Name:  Simon Raykher
                                         Title: Attorney-in-Fact

CUSIP No. 594960106                  13G/A                Page 12 of 12 Pages

----------------------------------------------------------------------------

                                    EXHIBIT A

                             JOINT FILING AGREEMENT


            The undersigned hereby agree that this statement on Schedule 13G with respect to the Common Stock of Microvision, Inc., dated as of February 14, 2006, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.


DATED:  February 14, 2006         SATELLITE STRATEGIC FINANCE ASSOCIATES,
                                          LLC

                                   By:  Satellite Asset Management L.P.,
                                        as Investment Manager

                                   By: /s/ Simon Raykher
                                       ------------------------
                                       Name:  Simon Raykher
                                       Title: General Counsel


DATED:  February 14, 2006          SATELLITE STRATEGIC FINANCE PARTNERS, LTD.

                                   By:  Satellite Asset Management L.P.,
                                        as Investment Manager

                                   By: /s/ Simon Raykher
                                       ------------------------
                                       Name:  Simon Raykher
                                       Title: General Counsel


DATED:  February 14, 2006          SATELLITE ASSET MANAGEMENT, L.P.


                                    By:  /s/ Simon Raykher
                                         ------------------------
                                         Name:  Simon Raykher
                                         Title: General Counsel


DATED:  February 14, 2006          SATELLITE FUND MANAGEMENT LLC

                                    By:  /s/ Simon Raykher
                                         ------------------------
                                         Name:  Simon Raykher
                                         Title: Attorney-in-Fact